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                           Exhibit 7 Ratio Calculation

Liquidity ratio = current assets - current liabilities

Quick ratio = (current assets - inventories) / current liabilities

Inventory ratio = Cost of goods sold / (opening balance of inventory cost + ending balance of inventory cost) /2

Note: current assets = inventories + value added tax recoverable + accounts receivables + prepaid expenses and other current assets + cash and cash equivalents

Current liabilities = accounts payable and accrued liabilities + short-term borrowings